

June 6, 2013

Via E-mail
Duffield J. Seyller III
President and Chief Executive Officer
Harvard Illinois Bancorp, Inc.
58 North Ayer Street
Harvard, Illinois 60033

> **Re: Harvard Illinois Bancorp, Inc.**
> **Preliminary Proxy Statement on Schedule 14A**
> **Filed March 15, 2013**
> **File No. 000-53935**

Dear Mr. Seyller:

We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

Sincerely,

/s/ Christian Windsor

Christian Windsor
Special Counsel
Office of Financial Services

cc: Via E-mail
        Robert Lipsher, Esq., Luse Gorman Pomerenk & Schick, P.C.